KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

October 5, 2018

Ms. Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Belpointe REIT, Inc. Draft Offering Statement on Form 1-A Submitted on August 24, 2018 CIK No. 0001749817

Dear Ms. Barros:

This letter is submitted on behalf of Belpointe REIT, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporate Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on August 24, 2018 (the “Draft Offering Statement”), as set forth in your letter dated September 20, 2018 addressed to Mr. Brandon Lacoff, the Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Offering Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Offering Statement, and page references in the response refer to Amendment No. 1.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

General

1.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent
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you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:  In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules to its stockholder redemption plan, including Regulation 14E, and acknowledges that it is responsible for analyzing the applicability of such rules to its stockholder redemption plan.  The Company will contact the Division’s Office of Mergers and Acquisitions if it has any questions about the tender offer rules.

2.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Response:  In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing how its investments, investment strategy and business model will be owned and operated in such a manner to permit the Company to maintain an exemption from registration under the Investment Company Act.  The Company also acknowledges that the Staff has not reviewed and does not necessarily concur with the Company’s disclosure with respect to the availability of any such exemption.

3.	Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external Manager.

Response:  In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of the Investment Advisers Act of 1940 to Belpointe REIT Manager, LLC, the Company’s external manager.

4.	We note section 12 of your subscription agreement regarding arbitration, waiver of jury trial and limits on the ability to bring class action lawsuits. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes. Please expand your risk factor on page 38 to further discuss how these provisions will impact holders of your common stock. Please address, without limitation, how these provisions may impact the rights of common stockholders, the reasons for adopting the provisions, and any questions as to enforceability of these provisions under federal and state law. In addition, please revise to:
•	Describe specifically the basis for your belief that these provisions are enforceable under federal law and state law;
•	Clarify whether the provisions apply to claims under the US federal securities laws and whether they apply to claims other than in connection with this offering;
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•	To the extent the provisions apply to federal securities law claims, please revise the disclosure and the subscription agreement to state that by agreeing to the provisions, investors will not be deemed to have waived the company’s compliance with the federal securities laws; and
•	Clarify whether purchasers of interests in a secondary transaction would be subject to the provisions.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to remove the mandatory arbitration provision and related disclosure from Amendment No. 1, including the Subscription Agreement.

5.	We note your disclosure throughout the offering circular of the tax advantages from investing in a qualified opportunity fund. On page 3, you state that some of the benefits may be “at the election of the investor.” Please revise your disclosure to clarify the process and procedures that investors must follow to make this election and avail themselves of the tax benefit.

Response:  In response to the Staff’s comment, the Company hereby advises the Staff that it has revised the disclosure on pages 3 and 76 to state that the Internal Revenue Service has not yet issued the forms pursuant to which taxpayers may elect to defer capital gains by investing in qualified opportunity funds and to advise investors to seek the advice of their tax advisors with respect to the procedures to be followed.  In addition, the Company has also added a risk factor highlighting this issue on page 21.

6.	We note your disclosure throughout the offering circular that as REIT you have the option of listing your common stock on a national exchange. Please note that qualification as a REIT by itself does not satisfy all the requirements to list on a national exchange. Given your disclosure elsewhere that you do not intend to list your common stock, please revise this disclosure to clarify the requirements you would need to satisfy for such listing. Alternatively, considering removing this disclosure.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on the cover page to delete the statement that it does not intend to list its common stock.  In addition, the Company has revised the disclosure on the cover page and pages 2, 14 and 74 to clarify that the Company will need to be able to satisfy the then-applicable listing standards in order to be able to effect a listed public offering.  The Company believes that, since it is not anticipating engaging in a liquidity transaction in the near future, disclosing the current listing standards would not provide meaningful disclosure to prospective investors.

7.	We note your disclosure that closings of the sale of your shares will occur quarterly and that acceptance of subscriptions is subject to the company’s discretion based upon the company’s determination of meeting the 90% asset requirement. Please provide us with more information as to how these contemplated closings will work in conjunction with this offering. For example, provide us with more detail regarding the mechanics of the closings, including how and when investors will be notified of acceptance and what rights subscribers
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may have after remitting payment, but prior to a closing. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 5 and 138 to describe the process by which the investors will be notified if the acceptance of their subscription will be postponed and to clarify what rights the investors have during the postponement period and to describe that investors whose subscriptions have been postponed will be able to purchase their shares of our common stock at the lower of the price in effect on the date that they submitted their subscription agreements or the date that the Company accepts their subscriptions.  The Company believes it is necessary to postpone acceptance of certain of the investments so that it will remain in compliance with the asset requirements of a qualified opportunity fund.  If at any time the Company determines that cash is “qualified opportunity zone property” then it will accept all qualified subscriptions at the time of submission.  Section 251(d)(3)(i)(F) permits continuous or delayed offerings under Regulation A if the offering of securities will, in pertinent part, “be made on a continuous basis.”  The Company believes that even though the closings of the sales of its common stock may be postponed from quarter to quarter as necessary to protect the Company’s status as a “qualified opportunity fund,” the Company will nonetheless continuously solicit offers to purchase common stock in the offering from prospective investors.  While sales may close several months following the submission of a subscription agreement, the Company will actively pursue prospective investors on a daily basis and the investors may continuously indicate their interest to purchase the Company’s common stock by submitting subscription agreements at any time until the offering is fully subscribed or terminated.

Risk Factors, page 21

8.	We note your disclosure on page 100 that your bylaws contain an exclusive forum provision. Please revise to include a risk factor discussing the risks to investors arising from this provision and the reasons why management adopted it. Please also tell us if the provision applies to claims made under federal securities laws.

Response:  In response to the Staff’s comment, the Company has added the requested risk factor disclosure on page 36.  The Company has adopted the exclusive forum provision to minimize expenses associated with potential stockholder litigation. In addition, the court selected, the New York Supreme Court in New York, New York, is in close proximity to the Company’s headquarters and has extensive experience in complex litigation. The Company also advises the Staff that the forum provision does apply to claims made under federal securities laws.

Our Manager and the Management Agreement, page 56

9.	We note your disclosure here and on page 63. Please clarify the principal occupations and employment of each executive officer and director during the past five years. For each director, please also briefly discuss the specific experience, qualifications, attributes or skills
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that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure on pages 56 and 63.

Principal Stockholders, page 67

10.	Please provide the name(s) of the natural person(s) with voting or dispositive control over the securities owned by Belpointe, LLC.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure on page 67.

Investment Objectives and Strategy, page 71

11.	Please revise your disclosure to state your policy as to the amount or percentage of assets which will be invested in any specific property. Refer to Item 13(a) of Form S-11 for guidance.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure on page 71.

Liquidity Event, page 83

12.	We note your disclosure that you will implement a program through which you will attempt to match potential investors with existing stockholders desiring to sell their shares of common stock. Please provide us with additional detail regarding this program and the mechanics of how orders of buyers and sellers will be matched and processed. In your response, please clarify whether you intend to host a platform for trades pursuant to this program and the role you will play in executing orders. We may have further comment.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 83 to provide additional detail regarding the mechanics of its program to match, on a quarterly basis, potential investors with existing stockholders seeking to sell to sell their shares. The Company also advises the Staff that it will not host a platform for trades and will not actively promote the existence of the program. The Company’s role in the process will be to keep a list of stockholders seeking to sell their shares and to provide that list to potential investors whose subscriptions have been postponed, providing those investors the opportunity to acquire shares more quickly. All transfers would be effected through the Company’s transfer agent.

U.S. Federal Income Tax Considerations, page 109

13.	Please expand your disclosure to provide an in depth discussion of qualified opportunity funds and the corresponding tax treatment of distributions made by such entities.
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Response:  The Company acknowledges the Staff’s comment, and respectfully disagrees with the Staff’s request for additional disclosure providing an in depth discussion of qualified opportunity funds and the corresponding tax treatment of distributions.  The Company believes that it has provided substantial and meaningful disclosure regarding the existing tax provisions relating to qualified opportunity funds.  The Company has noted several times in the Draft Offering Statement, and added an additional risk factor on page 21 advising investors, that the Internal Revenue Service has not finalized the procedures pursuant which taxpayers may elect to defer gains through investments in qualified opportunity funds.  In addition, to date, the IRS has not finalized its rules regarding the tax treatment of distributions made by qualified opportunity funds.  Accordingly, the Company respectfully suggests that to provide such disclosure at this time would be largely based on speculation and not meaningful to investors.  At such time as the applicable rules and regulations are adopted, the Company will update the disclosure in its offering circular to provide the requested disclosure.

14.	Please balance your prior performance narrative summary by discussing any material adverse business developments or conditions experienced by the prior programs. Refer to item 8.A.2 of Industry Guide 5.

Response:  In response to the Staff’s comment, the Company has added additional disclosure relating to the absence of any material adverse business developments or conditions.

Appendix A: Prior Performance Tables

Table III: Operating Results of Prior Programs, page A-4

15.	We note that Table III sets forth the operating results of Beacon Hill and BMF. On page 92, however, you disclose that Beacon Hill is expected to be completed in June 2019. Given that Beacon Hill is not yet operating, please revise your disclosure to disaggregate the operating results of these two entities.

Response:  In response to the Staff’s comment, the Company has added additional disclosure relating to the absence of any material adverse business developments or conditions.

Appendix B

16.	We note the waiver of jury trial provision on page B-11 references a notes offering, rather than the offering of common stock. Please revise.

Response:  In response to the Staff’s Comment No. 4, the Company has deleted this provision from Appendix B.

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact either me at (214) 453-6435 or Brandon Lacoff at (203) 622-6000.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc: Brandon Lacoff

Belpointe REIT, Inc.